UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ N-CSR

 For Period Ended:  March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

__________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:    Platinum Energy Resources, Inc.

Former name if applicable:  ___________________________________________

Address of principal executive office (street and number):  11490 Westheimer Road, Suite 1000

City, state and zip code:    Houston, Texas 77077

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Platinum Energy Resources, Inc. (the “Company”) has not finalized its Annual Report on Form 10-K for the year ended December 31, 2008.  As a result, the Company will require additional time to complete the financial statements and secondary reviews needed to finalize its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

The Registrant intends to have the Form 10-Q filed as soon as practicable.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Lisa Meier, Chief Financial Officer at (281) 649-4500

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

☐  Yes          ☒ No

Annual Report on Form 10-K for the year ended December 31, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes          ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Company acquired Maverick Engineering, Inc. on April 29, 2008.  The results of this acquisition will be included in the Company’s results of operations for the quarter ending March 31, 2009.  In addition, the Company is evaluating potential ceiling test impairment to its oil and gas properties as of March 31, 2009 based on the decline in natural gas prices during the first quarter of this year.

                                     Platinum Energy Resources, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By:	/s/ Al Rahmani
Al Rahmani
Interim Chief Executive Officer